EXHIBIT 99.2
KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2014	2013	2013
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$18,071	$71,232	$59,110
Short-term investments	42,207	4,707	15,067
Trade receivables, net	16,408	17,285	17,882
Other accounts receivables	2,078	2,532	3,694
Inventories	25,549	22,279	21,933

	104,313	118,035	117,686
Non-Current Assets
Long-term inventories	-	165	-
Property, plant and equipment, net	21,780	20,951	21,443
Other long-term assets	143	177	250

	21,923	21,293	21,693

	126,236	139,328	139,379
Current Liabilities
Short term credit and Current maturities of convertible debentures	8,186	5,658	8,718
Trade payables	15,740	9,124	14,093
Deferred revenues	3,898	7,603	5,454
Other accounts payables	3,627	4,312	4,313

	31,451	26,697	32,578

Non-Current Liabilities
Convertible debentures	7,711	20,653	7,498
Deferred revenues	7,590	9,489	8,506
Employee benefit liabilities, net	890	866	827

	16,191	31,008	16,831
Equity
Share capital	9,206	9,010	9,201
Share premium	157,278	149,219	157,100
Conversion option in convertible debentures	2,217	3,789	2,218
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(55)	185	156
Capital reserve from available for sale financial assets	42	-	(27)
Capital reserve from share-based payments	8,154	4,850	5,189
Capital reserve from employee benefits	(129)	(141)	(129)
Accumulated deficit	(94,629)	(81,799)	(80,248)

	78,594	81,623	89,970

	$126,236	$139,328	$139,379

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	Thousands of US dollar (Except for per-share income (loss) data)

Revenues from proprietary products	$25,285	$32,023	$9,143	$12,066	$50,658
Revenues from distribution	20,849	14,168	8,007	5,414	19,965

Total revenues	46,134	46,191	17,150	17,480	70,623

Cost of revenues from proprietary products	20,445	16,516	5,739	6,834	27,104
Cost of revenues from distribution	18,118	12,133	7,036	4,721	17,112

Total cost of revenues	38,563	28,649	12,775	11,555	44,216

Gross profit	7,571	17,542	4,375	5,925	26,407

Research and development expenses	12,613	9,167	4,180	2,833	12,745
Selling and marketing expenses	2,041	1,554	675	591	2,100
General and administrative expenses	6,011	5,514	2,017	1,543	7,862

Operating income (loss)	(13,094)	1,307	(2,497)	958	3,700

Financial income	1,041	245	439	80	289
Income (expense) in respect of currency exchange and derivatives instruments, net	92	(166)	(44)	(96)	(369)
Financial expense	(2,350)	(2,479)	(759)	(926)	(3,153)
Income (loss) before taxes on income	(14,311)	(1,093)	(2,861)	16	467
Taxes on income	70	15	36	(21)	24
Net Income (loss)	(14,381)	(1,108)	(2,897)	37	443
Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	69	(44)	(51)	64	(27)
Net loss on cash flow hedge	(211)	-	(109)	-	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	12
Total comprehensive income (loss)	$(14,523)	$(1,152)	$(3,057)	$101	$355
				-
Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$(0.41)	$(0.04)	$(0.09)	$0.00	$0.01

Diluted income (loss) per share	$(0.41)	$(0.04)	$(0.09)	$0.00	$0.01

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2014	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-	-	-	-	-	-	-	-	(14,381)	(14,381)
Other comprehensive income (loss)	-	-	-	69	-	(211)	-	-	-	(142)
Total comprehensive income (loss)	-	-	-	69	-	(211)	-	-	(14,381)	(14,523)
Exercise of options into shares, net	5	170	-	-	-	-	(110)	-	-	65
Conversion of convertible debentures into shares	-	8	(1)	-	-	-		-	-	7
Cost of share-based payment	-	-	-	-	-	-	3,075	-	-	3,075
Balance as of September 30, 2014	$9,206	$157,278	$2,217	$42	$(3,490)	$(55)	$8,154	$(129)	$(94,629)	$78,594

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2013	$7,204	$96,874	$3,794	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net loss	-	-	-	-	-	-	-	(1,108)	(1,108)
Other comprehensive loss	-	-	-	-	(44)	-	-	-	(44)
Total comprehensive loss	-	-	-	-	(44)	-	-	(1,108)	(1,152)
Issuance of ordinary shares, net of issuance costs	1,749	51,115	-	-	-	-	-	-	52,864
Exercise of options into shares, net	56	1,191	-	-	-	(679)	-	-	568
Conversion of convertible debentures into shares	1	39	(5)	-	-	-	-	-	35
Cost of share-based payment	-	-	-	-	-	915	-	-	915
Balance as of September 30, 2013	$9,010	$149,219	$3,789	$(3,490)	$185	$4,850	$(141)	$(81,799)	$81,623

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2014	$9,203	$157,212	$2,217	$93	$(3,490)	$54	$7,217	$(129)	$(91,732)	$80,645
Net loss	-	-	-	-	-	-	-	-	(2,897)	(2,897)
Other comprehensive loss	-	-	-	(51)	-	(109)	-	-	-	(160)
Total comprehensive loss	-	-	-	(51)	-	(109)	-	-	(2,897)	(3,057)
Exercise of options into shares, net	3	66	-	-	-	-	(43)	-	-	26
Cost of share-based payment	-	-	-	-	-	-	980	-	-	980
Balance as of September 30, 2014	$9,206	$157,278	$2,217	$42	$(3,490)	$(55)	$8,154	$(129)	$(94,629)	$78,594

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2013	$8,983	$148,655	$3,794	$(3,490)	$121	$4,903	$(141)	$(81,636)	$80,989
Net income	-	-	-	-	-	-	-	37	37
Other comprehensive income	-	-	-	-	64	-	-	-	64
Total comprehensive income	-	-	-	-	64	-	-	37	101
Exercise of options into shares, net	26	529	-	-	-	(319)	-	-	236
Conversion of convertible debentures into shares	1	35	(5)	-	-	-	-	-	31
Cost of share-based payment	-	-	-	-	-	266	-	-	266
Balance as of September 30, 2013	$9,010	$149,219	$3,789	$(3,490)	$185	$4,850	$(141)	$(81,799)	$81,623

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of January 1, 2013	$7,204	$96,874	$3,794	$-	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net income	-	-	-	-	-	-	-	-	443	443
Other comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	-	(88)
Total comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	443	355
Exercise of warrants and options into shares	62	1,275	-	-	-	-	(752)	-	-	585
Issuance of ordinary shares, net of issuance costs	1,749	51,053	-	-	-	-	-	-	-	52,802
Conversion of convertible debentures into shares	186	7,898	(1,576)	-	-	-	-	-	-	6,508
Cost of share-based payment	-	-	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2013	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months period Ended September 30,		For the 3 months period Ended September 30,		Year Ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
	Thousands of US dollar
Cash Flows from Operating Activities

Net income (loss)	$(14,381)	$(1,108)	$(2,897)	$37	$443

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	2,041	2,267	726	752	3,001
Finance expenses, net	1,217	2,400	364	942	3,233
Cost of share-based payment	3,075	915	980	266	1,327
Loss from sale of fixed assets	-	73	-	6	73
Taxes on income	70	15	36	(21)	24
Change in employee benefit liabilities, net	63	148	56	96	121

	6,466	5,818	2,162	2,045	7,779
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,177	(2,983)	(587)	(4,726)	(3,445)
Decrease (increase) in other accounts receivables	295	(1,075)	(235)	(1,282)	(444)
Decrease (increase) in inventories and long-term inventories	(3,616)	(1,693)	(1,678)	1,622	(1,182)
Decrease (increase) in deferred expenses	1,226	156	412	128	(1,231)
Increase (decrease) in trade payables	1,110	(3,289)	(788)	(111)	1,579
Increase (decrease) in other accounts payables	(686)	646	(882)	(314)	264
Decrease in deferred revenues	(2,472)	(3,138)	(643)	(1,653)	(6,270)

	(1,966)	(11,376)	(4,401)	(6,336)	(10,729)
Cash paid and received during the period for:
Interest paid	(963)	(1,573)	(361)	(511)	(1,968)
Interest received	385	411	253	216	663
Taxes paid	(158)	(97)	(94)	(43)	(42)

	(736)	(1,259)	(202)	(338)	(1,347)

Net cash used in operating activities	$(10,617)	$(7,925)	$(5,338)	$(4,592)	$(3,854)

KAMADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months period Ended September 30,		For the 3 months period Ended September 30,		Year Ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
	Thousands of US dollar
Cash Flows from Investing Activities
Short-term investments	(26,624)	12,159	160	4,311	$1,732
Purchase of property and equipment	(2,356)	(4,425)	(821)	(1,678)	(5,643)
Proceeds from sale of equipment	-	3	-	-	8

Net cash provided by (used in) investing activities	(28,980)	7,737	(661)	2,633	(3,903)

Cash Flows from Financing Activities
Exercise of options into shares	65	545	26	277	562
Proceeds from issuance of ordinary shares, net	-	53,099	-	(859)	52,953
Short term credit from bank and others, net	-	(6)	-	-	(12)
Repayment of convertible debentures	-	-	-	-	(4,295)

Net cash provided by (used in) financing activities	65	53,638	26	(582)	49,208

Exchange differences on balances of cash and cash equivalent	(1,507)	916	(1,039)	370	793

Increase (decrease) in cash and cash equivalents	(41,039)	54,366	(7,012)	(2,171)	42,244

Cash and cash equivalents at the beginning of the period	59,110	16,866	25,083	73,403	16,866

Cash and cash equivalents at the end of the period	$18,071	$71,232	$18,071	$71,232	$59,110

Significant non-cash transactions
Purchase of property, equipment and intangible assets on credit	$-	$-	$-	$-	$-
Exercise of options presented as liability	$-	$23	$-	$-	$23
Exercise of convertible debentures into shares	$7	$35	$-	$35	$6,508
Issuance expenses accrued in other accounts payables	$-	$235	$-	$-	$151

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of September  30, 2014 and for the nine months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-             Significant Accounting Policies

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-    Disclosure of new standards in the period prior to their adoption

a.	IFRS 15 – Revenues from contracts with customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

b.	Amendments to IAS 16 and IAS 38 - Acceptable Methods of Depreciation and Amortisation

In May 2014, the IASB issued “Amendments to IAS 16 and IAS 38”, clarifying that the use of methods based on revenue to calculate the depreciation is not appropriate because revenue generated by an activity that includes the use of an asset typically reflects factors that are not directly linked to the consumption of the economic benefits embodied in the asset. Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

c.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The new Standard will come into effect on January 1, 2018 with early application permitted.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-             Operating Segments

a.	General: The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2014

Revenues	$25,285	$20,849	$46,134

Gross profit	$4,840	$2,731	7,571

Unallocated corporate expenses			(20,665)
Finance expenses, net			(1,217)

Loss before taxes on income			$(14,311)

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2013

Revenues	$32,023	$14,168	$46,191

Gross profit	$15,507	$2,035	7,542

Unallocated corporate expenses			(16,235)
Finance expenses, net			(2,400)

Loss before taxes on income			$(1,093)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30, 2014

Revenues	$9,143	$8,007	$17,150

Gross profit	$3,404	$971	4,375

Unallocated corporate expenses			(6,916)
Finance expenses, net			(364)
Loss before taxes on income			$(2,861)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30, 2013

Revenues	$12,066	$5,414	$17,480

Gross profit	$5,232	$693	5,925

Unallocated corporate expenses			(4,967)
Finance expenses, net			(942)

Income before taxes on income			$16

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2013

Revenues	$50,658	$19,965	$70,623

Gross profit	$23,554	$2,853	$26,407

Unallocated corporate expenses			(22,707)
Finance expenses, net			(3,233)

Income before taxes on income			$467

Note 5:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value

	Level 1	Level 2
	In thousands
September 30, 2014
Derivatives instruments qualified for hedging	$-	$44
Marketable securities at fair value through profit or loss:
Equity shares	850	-
Mutual funds	2,228	-
Exchange traded notes	76	-
Debt securities (corporate and government)	10,265	-

Available for sale debt securities (corporate and government)	$-	$28,789

	$13,418	$28,833

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-    Financial Instruments (Cont.)

	Level 1	Level 2
	In thousands
September 30, 2013
Derivatives instruments qualified for hedging	$-	$259
Marketable Securities (Mutual funds) at fair value through profit or loss	$1,857	-
	$1,857	$259

December 31, 2013
Derivatives instruments qualified for hedging	$-	$208
Marketable securities at fair value through profit or loss:
Equity shares	237	-
Mutual funds	469	-
Exchange traded notes	308	-
Debt securities (corporate and government)	4,678	-
	5,692	208

Available for sale debt securities (corporate and government)	$-	$9,375

	$5,692	$9,583

Liabilities for which fair values are disclosed

Level 1
In thousands
September 30, 2014
Convertible debentures	$16,863

September 30, 2013
Convertible debentures	$41,335

December 31, 2013
Convertible debentures	$24,690

b.
During the nine months ended on September 30, 2014 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6:-   Significant events during the period

a.
The Company has undertaken certain activities to increase the production capacity of its manufacturing facility in Beit Kama. A request for approval of these adjustments from the FDA was filed. In March 2013 the FDA responded to this request by requesting additional data prior to its approval of the new manufacturing process. The Company received the approval by the FDA on July 23, 2014 .During the second quarter of 2014 an inventory in the amount of $3.0 million, produced using the improved manufacturing process, was written off due to a short shelf life of the inventory and reevaluation by the Company of the fair value of such inventory.

b.
On January 28, 2014, General Meeting of Shareholders of the Company approved the grant of 180,000 options to the Company’s directors and the grant of 150,000 options for the Company’s chief executive officer exercisable into 330,000 ordinary shares at an exercise price of NIS 56.94. The fair value of the options was estimated at $1.8 million. The Shareholders also approved an increase in CEO monthly fixed salary to NIS 93,000.

c.	On January 29, 2014 the company incorporated a subsidiary registered under the laws of England and Wales named "Kamada Biopharma Limited".

d.
In September 2014, the Company and Baxter amended the distribution agreement (see note 19(a) in the annual report) to extend the period of minimum purchases of Glassia to seven years until 2017 and to increase the minimum purchases under the distribution agreement to $191 million from $110 million over the first five years commencing with the signing of the distribution agreement and a minimum of $165 million contained in the May 2013 extension. In addition, the Company reports that the supply of Glassia to Baxter has been extended through 2017 and that the transition to royalty payments for Glassia produced by Baxter is not expected to begin before 2018.

e.
In September 2014, the company reported final results from Phase 2/3 clinical trial of inhaled alpha-1 antitrypsin to treat alpha-1 antitrypsin deficiency which confirmed the study did not meet its primary or secondary endpoints, but did show positive lung function differences.